adn 07026165

Rule 4.7B

# Appendix 4C

082-34866

## Quarterly report for entities admitted on the basis of commitments

SUPPL

Introduced 31/3/2000.

Name of entity

**SOLBEC PHARMACEUTICALS LTD**

ACN or ARBN

**85 061 289 218**

Quarter ended ("current quarter")

**30 June 2007**

## Consolidated statement of cash flows

| Cash flows related to operating activities | | Current quarter $A'000 | Year to date (12 months) $A'000 |
|---|---|---|---|
| 1.1 | Receipts from customers | | |
| 1.2 | Payments for (a) staff costs | (125) | (732) |
| | (b) advertising and marketing | - | - |
| | (c) research and development | (62) | (1087) |
| | (d) leased assets | - | - |
| | (e) other working capital | (87) | (448) |
| 1.3 | Dividends received | | |
| 1.4 | Interest and other items of a similar nature received | 19 | 52 |
| 1.5 | GST | 94 | 65 |
| 1.6 | Government Grants | 553 | 657 |
| | **Net operating cash flows** | **392** | **(1493)** |

| | | Current quarter $A'000 | Year to date (12 months) $A'000 |
|---|---|---|---|
| 1.8 | Net operating cash flows (carried forward) | 392 | (1493) |
| | **Cash flows related to investing activities** | | |
| 1.9 | Payment for acquisition of: (a) businesses (item 5)<br>(b) equity investments<br>(c) intellectual property<br>(d) physical non-current assets<br>(e) other non-current assets | - | (10) |
| 1.10 | Proceeds from disposal of: (a) businesses (item 5)<br>(b) equity investments<br>(c) intellectual property<br>(d) physical non-current assets<br>(e) other non-current assets | | |
| 1.11 | Loans to other entities | | |
| 1.12 | Loans repaid by other entities | - | - |
| 1.13 | Other (provide details if material) | | |
| | **Net investing cash flows** | - | (10) |
| **1.14** | **Total operating and investing cash flows** | **392** | **(1503)** |
| | **Cash flows related to financing activities** | | |
| 1.15 | Proceeds from issues of shares, options, etc. | 2374 | 3672 |
| 1.16 | Proceeds from sale of forfeited shares | - | - |
| 1.17 | Proceeds from borrowings | - | - |
| 1.18 | Repayment of borrowings | - | (400) |
| 1.19 | Dividends paid | - | - |
| 1.20 | Other (provide details if material) | - | - |
| | **Net financing cash flows** | **2374** | **3272** |
| | **Net increase (decrease) in cash held** | 2766 | 1769 |
| 1.21 | Cash at beginning of quarter/year to date | 286 | 1283 |
| 1.22 | Exchange rate adjustments to item 1.20 | - | - |
| 1.23 | **Cash at end of quarter** | **3052** | **3052** |

+ See chapter 19 for defined terms.

## Payments to directors of the entity and associates of the directors

## Payments to related entities of the entity and associates of the related entities

| | | Current quarter $A'000 |
|---|---|---|
| 1.24 | Aggregate amount of payments to the parties included in item 1.2 | 44 |
| 1.25 | Aggregate amount of loans to the parties included in item 1.11 | - |

1.26 Explanation necessary for an understanding of the transactions

**Director Fees and Payments for Consulting at Commercial Rates**

## Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

-

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

-

## Financing facilities available

*Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).*

| | | Amount available $A'000 | Amount used $A'000 |
|---|---|---|---|
| 3.1 | Loan facilities | 400 | - |
| 3.2 | Credit standby arrangements | 5000 | - |

+ See chapter 19 for defined terms.

## Reconciliation of cash

| Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows. | | Current quarter $A'000 | Previous quarter $A'000 |
|---|---|---|---|
| 4.1 | Cash on hand and at bank | 3052 | 342 |
| 4.2 | Deposits at call | - | - |
| 4.3 | Bank overdraft | - | (56) |
| 4.4 | Other (provide details) | | |
| | **Total: cash at end of quarter** (item 1.22) | **3052** | **286** |

## Acquisitions and disposals of business entities

| | | Acquisitions *(Item 1.9(a))* | Disposals *(Item 1.10(a))* |
|---|---|---|---|
| 5.1 | Name of entity | | |
| 5.2 | Place of incorporation or registration | | |
| 5.3 | Consideration for acquisition or disposal | | |
| 5.4 | Total net assets | | |
| 5.5 | Nature of business | | |

## Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: ............................................................ Date: 24/07/2007
Company secretary

Print name: JOHN SENDZIUK

## Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

*Rule 3.19A.1*

# Appendix 3X

## Initial Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **SOLBEC PHARMACEUTICALS LTD** |
| **ABN** | **85 061 289 218** |

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Russell James BARNETT |
| **Date of appointment** | 20th July 2007 |

### Part 1 - Director's relevant interests in securities of which the director is the registered holder

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| **Number & class of securities** |
|---|
| |

+ See chapter 19 for defined terms.

## Part 2 – Director's relevant interests in securities of which the director is not the registered holder

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| **Name of holder & nature of interest**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | **Number & class of Securities** |
|---|---|
| Barnett Pendal Family Trust (Trustee/Beneficiary) | 360,000 Shares |
| eNGN Limited (Shareholder) | 12,000,000 shares |
| Kirke Securities Limited (Director) | 7,500,000 shares |

## Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **No. and class of securities to which interest relates** | |

END

+ See chapter 19 for defined terms.